UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 22, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID CNPJ/MF 02.421.421/0001-11

Corporate Registry NIRE 333.0032463-1

NOTICE TO DEBETURE HOLDERS

TIM’S S.A. 2nd DEBENTURE EMISSION

Step-Down or Evidence of Achievement of the 4G Presence Target

TIM S.A. (“TIM” or “Company” or “Issuer”) hereby informs debenture holders of the 2nd (Second) Issuance of Simple Debentures, Non-Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of TIM S.A. (“Deed of Issuance”), as follows:

1	The Issuer declares, for all purposes, the achievement of the "4G Presence Target", as defined in the Deed of Issuance, which determines 4G presence in 100% (one hundred percent) of Brazilian municipalities by December 2023;

2	As a result, achieving the target will imply a reduction in remuneration interest by 0.125%, valid for the subsequent capitalization period, that is, from June 15, 2024 (inclusive);

3	The 4G Presence Target was validated by the external verifier, Bureau Veritas Certification Brasil, according to the ESG Report published on the Company's Investor Relations website.

The Company's Management, through its Investor Relations department, makes itself available to debenture holders, shareholders and the market for additional clarifications.

Rio de Janeiro, May 22 2024.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 22, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer